April 24, 2026

Lori Flees
President and Chief Executive Officer
Valvoline Inc.
100 Valvoline Way, Ste. 100
Lexington, KY 40509

        Re: Valvoline Inc.
            Form 10-K for the Fiscal Year ended September 30, 2025 Filed November 21, 2025
            File No. 001-37884
Dear Lori Flees:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation